Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have included our report dated April 23, 2007, except for the reverse stock split disclosure in Note A and the effects thereof, as to which the date is July       , 2007, accompanying the consolidated financial statements of Concho Resources Inc. and subsidiaries as of December 31, 2005 and 2006 and for the period from inception (April 21, 2004) through December 31, 2004 and for the years ended December 31, 2005 and 2006, contained in the Registration Statement of Concho Resources Inc. which will be signed upon consummation of the reverse stock split described in Note A to the consolidated financial statements. We consent to the use of the aforementioned report in the Registration Statement, and to the use of our name as it appears under the caption “Experts”.
/s/ GRANT THORNTON LLP
Tulsa, Oklahoma
July 3, 2007